SONIC SOLUTIONS© | THE LEADER IN DIGITAL MEDIA SOFTWARE

VIA OVERNIGHT COURIER AND EDGAR

December 4, 2008

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Sonic Solutions
Schedule TO-I
Filed November 26, 2008
File No. 005-49461

Dear Ms. Kim:

Sonic Solutions (the “Company”) submits this letter in response to the comments contained in the December 1, 2008 letter (the “Comment Letter”), which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent to the undersigned with respect to the above-referenced filing (the “Schedule TO”). We have addressed in this letter each of the Staff’s comments in the Comment Letter, noting the Staff’s comments below in bold face type and the responses in regular type.

Offer to Purchase

1.
We note that you appear to be relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Further, we note that current officers and directors, who were not officers nor directors on the dates the subject options were granted to them, will participate in your offer. Please tell us why you believe current officers and directors may participate in the offer when the global exemptive order is limited to exchange offers for current employees of the issuer.

In response to the Staff’s comment, we respectfully submit as follows:

As set forth in Section I below, we believe that the tender offer reflected in the Schedule TO (the “Tender Offer”) satisfies the requirements of the Division of Corporate Finance’s Exemptive Order, dated March 21, 2001 (the “Exemptive Order”), which provides relief from the requirements of Rule 13e-4(f)(8) (the “all-holders rule” and the “best price rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Additionally, as set forth in Section II below, we believe that options with different exercise prices constitute different classes of securities, and that this is an independent reason why the Tender Offer satisfies the all-holders and best price rules.

HEADQUARTERS
101 Rowland Way, Novato, CA 94945 | Tel: 415.893.8000 | Fax: 415.893.8008 | www.sonic.com

Peggy Kim, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
December 4, 2008

I.	The Tender Offer Complies with the Exemptive Order.

A.	Satisfaction of Enumerated Exemptive Order Requirements.

The Tender Offer satisfies the expressly enumerated requirements of the Exemptive Order, as follows:

1.
The issuer is eligible to use Form S-8, the options subject to the Tender Offer were issued under an employee benefit plan as defined in Rule 405 of the Securities Act and the securities offered in the Tender Offer will be issued under such an employee benefit plan.

In this case, the Company is subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Exchange Act, has filed all reports and other materials required to be filed by such requirements during the preceding 12 months and is not a “shell company” (as defined in Rule 405 of the Securities Act) and has not been a shell company for at least 60 calendar days previously. Accordingly, the Company is eligible to use Form S-8.

Additionally, the options subject to the Tender Offer were issued under the Sonic Solutions 2000 Stock Option Plan, the 2004 Stock Incentive Plan, the 2004 Equity Compensation Plan, and the 2005 Stock Incentive Plan (Non-U.S. Employees) (collectively, the “Plans”), each of which is an “employee benefit plan” as defined in Rule 405 of the Securities Act. As no securities will be issued as part of the Tender Offer, the final factor of this requirement is not applicable.

2.	The Tender Offer is conducted for compensatory purposes.

The Company is conducting the Tender Offer to option holders for compensatory purposes. As described in the Schedule TO, the Company is making the Tender Offer in order to provide (a) some compensatory value to holders of 409A Options (as defined in the Schedule TO) in a way that avoids potentially draconian adverse tax consequences associated with Section 409A of the Internal Revenue Code and certain corresponding state tax provisions, and (b) some compensatory value to holders of High-Price Options (as defined in the Schedule TO) that are not achieving their intended incentive and compensatory purpose as a result of their exercise prices being well in excess of the Company’s share price.

Peggy Kim, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
December 4, 2008

In addition, the options cancelled as a result of the Tender Offer will be available for issuance as future equity awards under the Plans, furthering the Company’s compensation policies and practices by enabling it to continue to attract and retain key employees through equity awards designed to align the interests of its personnel with the long-term objectives of the Company.

3.
The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

The Company believes the Offer to Purchase discloses the essential features and significance of the Tender Offer, including the risks that the option holders should consider in deciding whether to accept the offer being made by the Company. In particular, the Company has included a significant amount of important information in a reader-friendly “Q&A” format, detailed discussions of risk factors and other helpful disclosures in the Offer to Purchase.

4.	Except as exempted in this order, the issuer complies with Rule 13e-4.

The Company believes that, except as otherwise exempted pursuant to the Exemptive Order (assuming for this purpose that separate class treatment, as set forth in Section II below, is not accepted by the Staff), it has fully complied with Rule 13e-4 to date. The Company will continue to comply with the requirements of Rule 13e-4 through the completion of the Tender Offer and the payment for all tendered options.

B.	Participation by Officers and Directors.

As noted in the Staff’s comment, Company officers and directors are eligible to participate in the Tender Offer. While you have advised us during our phone conversations subsequent to our receipt of the Comment Letter that the Staff tends to interpret the Exemptive Order as limited to offers involving only current non-management employees of an issuer, we continue to believe that the eligibility of officers and directors in the Tender Offer is consistent with the Exemptive Order, and that the Exemptive Order is not, by its terms, limited solely to current employees of an issuer.

The Exemptive Order uses the word “employee” primarily to refer to “employee stock options” or “employee benefit plans.” In fact, the only reference that contains the word “employee” in the operative language of the Exemptive Order (the four enumerated requirements discussed above) is to an “employee benefit plan as defined in Rule 405 under the Securities Act.” Notably, Rule 405 expressly defines “employee benefit plan” to include plans benefiting “employees, directors, general partners, trustees (where the registrant is a business trust), officers, or consultants or advisors” (emphasis added). Also, as indicated above, all of the options eligible for the Tender Offer were issued under “employee benefit plans” within this definition.

Peggy Kim, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
December 4, 2008

Additionally, the Exemptive Order states that its purpose is to reduce the burdens and costs associated with seeking individual case-by-case exemptions, and specifically refers to four of “these exchange offers” for which it had previously granted such relief.1  Significantly, three of those four offers involved non-employees,2  and the fourth (Amazon.com) explicitly included option holders that were employees not only of the issuer, but also of the issuer’s subsidiaries.

The Company believes that it would be counterintuitive and unreasonable to construe the Exemptive Order so narrowly that none of the expressly-cited examples of prior no-action relief in the Exemptive Order would be eligible for its relief. Based on the above, we do not believe that the Exemptive Order precludes the participation of Company officers and directors,3  especially given the Company’s satisfaction of the enumerated requirements described in Section I.A above.

Furthermore, while an exclusion of participation by officers and directors may make sense from a policy perspective where there is a potential for fraud, manipulation or discriminatory treatment, in this case we believe the inclusion of officers and directors in the Tender Offer actually furthers the purposes underlying the Exemptive Order.

As stated in the Exemptive Order, stock option tender offers under employee benefit plans “do not present the same concerns caused by discriminatory treatment among security holders that Rules 13e-4(f)(8)(i) and (ii) were intended to address.” The Company does not believe that including officers and directors in its Tender Offer presents any new concerns about discriminatory treatment. Rather, the Company believes that including these persons specifically eliminates a potential concern about the discriminatory treatment of option holders that might otherwise be present, and that it is more consistent with the all-holders rule to include in the tender offer, rather than to exclude from it, option holders who are directors and/or officers but who are otherwise similarly situated to option holders who are current employees.

1 Lante Corporation (Feb. 9, 2001), Amazon.com, Inc. (Feb. 28, 2001), Digimarc Corporation (Mar. 16; 2001), and LookSmart, Ltd. (Mar. 20. 2001).

2 The decision in Lante states “Without necessarily concurring with your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants an exemption from Rule 13e-4(f)(8)(i) of the Securities Exchange Act of 1934. In particular, we note that the exchange offer is for options granted to employees, directors and advisory board members…” (emphasis added); Digimarc notes that the class of options is “limited to employees and consultants who did not receive options after August 14, 2000) (emphasis added); and the Looksmart offer was made to all holders of outstanding options with an exercise price of more than $2.50 per share who were and are employees, or directors of, or independent consultants to LookSmart or one of its subsidiaries” (emphasis added).

3 The Company respectfully notes that the inclusion of officers and directors in the Tender Offer is consistent with recent option tender offers that have been conducted under similar circumstances. See, e.g., Isle of Capri, Inc. Schedule TO initially filed with the Commission on September 5, 2008; ValueClick, Inc. Schedule TO initially filed with the Commission on August 26, 2008. The Company further notes that the Isle of Capri tender, which involved director participation and an option exercise price threshold, appears to have been fully implemented after receipt of a Staff comment letter regarding that offer’s compliance with the Exemptive Order and, specifically, Rule 13e-4(f)(8).

Peggy Kim, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
December 4, 2008

For these reasons, and given that the Tender Offer satisfies all four enumerated requirements of the Exemptive Order, the Company believes the Tender Offer complies with both the letter and the spirit of the Exemptive Order.

II.	Options With Different Exercise Prices Constitute Separate Classes of Securities for Purposes of Rule 13e-4(f)(8).

The Company respectfully submits that the Tender Offer does comply with Rule 13e-4(f)(8) because options with different exercise prices constitute different classes of securities, and all option holders within a particular class are eligible to receive identical consideration in the Tender Offer.

The purpose of the best price rule contained in Rule 13e-4(f)(8)(ii) is to ensure equal treatment of security holders. (See Section II.A.1 of Release No. 34-54684, Amendments to the Tender Offer Best-Price Rules, Nov. 1, 2006). The Company believes that the purpose of the rule is furthered by treating options with different exercise prices as different classes of derivative securities, and by paying each class an amount that relates to its value. To treat all options as a single class, and to pay all holders thereof identical consideration, would ignore the differences in the intrinsic value of such options and would result in unequal treatment of option holders.

The Company also believes that the definition of “class” of securities provided by Section 12(g)(5) of the Exchange Act (which is the only definition of “class” of securities found in the Exchange Act) supports treating options with different exercise prices as different classes of securities. Section 12(g)(5) defines “class” to include “all securities which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” Although in this case all options represent a right to purchase the Company’s common stock, the Company believes it is not appropriate to treat options with different exercise prices as the same class of derivative securities because they do not possess “substantially similar rights and privileges” with respect to the amount that must be paid in order to purchase the Company’s common stock.

Peggy Kim, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
December 4, 2008

The Commission has recognized the appropriateness of treating options with different exercise prices as separate classes of securities in interpreting the term “class” of derivative securities for purposes of reporting options in Table II of Form 4 or Form 5:

Question: When reporting derivative securities on Table II of Form 4 or Form 5, are options that have different economic characteristics (such as exercise price and expiration date) considered different classes of securities?

Answer: Yes. General Instruction 4(a)(i) to Form 4 requires an insider to "report total beneficial ownership following the reported transaction(s) for each class of securities in which a transaction was reported." In reporting derivative securities on Table II, options that have different economic characteristics (such as exercise price and expiration date) are considered different classes of options. For example, in reporting the grant of options with an exercise price of $10 per share and an expiration date of March 1, 2014, the holdings column should show the total number of options with the same terms, and should not include the insider's holdings of options with an exercise price of $8 per share and an expiration date of November 1, 2012. On a voluntary basis, the insider may report on a separate line(s) holdings of options that are of a different class(es) than the options transaction reported. General Instruction 4(a)(iii) to Form 5, which requires an insider to "report total beneficial ownership as of the end of the issuer's fiscal year for all classes of securities in which a transaction was reported," is construed the same way. [Question 133.06 in the Frequently Asked Questions Regarding Exchange Act Section 16 and Related Rules and Forms, May 23, 2007]

Furthermore, the Company has noted that a number of issuer tender offers for employee stock options have been structured to offer a different amount of cash for options having different exercise prices. See, e.g., Angelica Corp. Schedule TO initially filed with the Commission on July 3, 2008; Bradley Pharmaceuticals, Inc. Schedule TO initially filed with the Commission on January 17, 2008; Clayton Homes, Inc. Schedule TO initially filed with the Commission on May 13, 2003. The Company further notes that both the Angelica and Bradley tender offers were conducted after responding to Staff comment letters regarding the issue of whether options with differing economic characteristics should be considered as different classes of securities for purposes of the best price rule.

Based on the foregoing, we believe that both prior Commission precedent, and a fair reading of the purposes of the best price rule when applied to tender offers for stock options, is to treat options with different exercise prices as separate classes of securities for purposes of Rule 13e-4(f)(8)(ii).

Peggy Kim, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
December 4, 2008

Terms of the Offer, page 4

2.
We note that the offer expires on December 26, 2008 and that option holders will be paid on or about January 5, 2008. Please tell us how you are complying with the prompt payment requirement of Rule 13e-4(f)(5). Refer to the discussion of prompt payment in Section II.D. of SEC Release 34-43069. Please note that the 409A prompt payment relief in Chordiant Software, Inc. (March 26, 2007) was provided when the offer was not being made to current or former executive officers and directors, but your offer is open to executive officers and directors. In addition, the prompt payment relief in Chordiant was provided because the delay is payment was required by IRS Rule 409A, but your offer includes options that are not subject to IRS Rule 409A, the “High-Price Options.”

In response to the Staff’s comment, we respectfully submit that we will amend the Tender Offer to expire on December 31, 2008, which is within three business days of the payment date, thereby complying with the prompt payment requirement of Rule 13e-4(f)(5).

Forward-looking statements, page 43

3.
Please revise to omit the references to the Private Securities Litigation Reform Act of 1995, including Section 27A of the Securities Act and Section 21E of the Exchange Act, since the safe harbors are not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

In response to the Staff’s comment, we respectfully submit that we will amend the offer to remove the references to the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), including Section 27A of the Securities Act and Section 21E of the Exchange Act, and that we will refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

**********************************************

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peggy Kim, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
December 4, 2008

We appreciate in advance your time and attention to our filings as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-893-7080.

Very truly yours, Sonic Solutions Paul Norris Executive Vice President, Acting Chief Financial Officer and General Counsel